SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)


Aetrium, Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00817R 10 3
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  00817R 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    736,743
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 736,743
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             736,743

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             16.2%

12)        TYPE OF REPORTING PERSON*

             HC


                                   13G

CUSIP NO.  00817R 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Limited, Inc.
            Tax Identification No.  41-1647371

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    368,371
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 368,371
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             368,371

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.1%

12)        TYPE OF REPORTING PERSON*

             CO


                                   13G

CUSIP NO.  00817R 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Growth Fund, Inc.
            Tax Identification No.  41-0842842

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    368,371
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 368,371
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             368,371

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.1%

12)        TYPE OF REPORTING PERSON*

             CO


                                   13G

CUSIP NO.  00817R 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Investors, Inc.
            Tax Identification No.  41-1647371

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    368,372
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 368,372
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             368,372

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.1%

12)        TYPE OF REPORTING PERSON*

             CO


                                   13G

CUSIP NO.  00817R 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest V.C. Partners
            Tax Identification No.  41-1458128

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    368,372
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 368,372
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             368,372

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.1%

12)        TYPE OF REPORTING PERSON*

             PA


                                   13G

CUSIP NO.  00817R 10 3


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Northwest Venture Partners, a Minnesota Limited Partnership Tax Identification No. 41-1458129

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    368,372
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 368,372
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             368,372

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.1%

12)        TYPE OF REPORTING PERSON*

             PA


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)


DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries which join Norwest Corporation in disclaiming beneficial ownership is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Aetrium, Incorporated

Item 1(b)  Address of Issuer's Principal Executive Offices:

           2350 Helen St.
           St. Paul, MN  55109

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Limited, Inc. (NLI)
           3.  Norwest Growth Fund, Inc. (NGF)
           4.  Norwest Investors, Inc. (NII)
           5.  Norwest V.C. Partners (NVC)
           6.  Northwest Venture Partners, a Minnesota Limited
               Partnership (NVP)

           This statement is filed by Norwest Corporation on behalf of all of the persons listed above pursuant to Rule 13d-1(c) and Rule 13d-1(f).

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2.  Norwest Limited, Inc.
               2800 Piper Jaffray Tower
               222 So. Ninth St.
               Minneapolis, MN  55402

           3.  Norwest Growth Fund, Inc.
               2800 Piper Jaffray Tower
               222 So. Ninth St.
               Minneapolis, MN  55402



           4.  Norwest Investors, Inc.
               2800 Piper Jaffray Tower
               222 So. Ninth St.
               Minneapolis, MN  55402

           5.  Norwest V.C. Partners
               2800 Piper Jaffray Tower
               222 So. Ninth St.
               Minneapolis, MN  55402

           6.  Northwest Venture Partners, a Minnesota Limited
                Partnership
               2800 Piper Jaffray Tower
               222 So. Ninth St.
               Minneapolis, MN  55402

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NLI:  Minnesota
           3.  NGF:  Minnesota
           4.  NII:  Minnesota
           5.  NVC:  Minnesota
           6.  NVP:  Minnesota

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           00817R 10 3

Item 3 Norwest Corporation is a Parent Holding Company in accordance with Section 240.13d-1(b)(ii)(G).

Item 4     Ownership:

           (a) Amount beneficially owned: 736,743 shares (consists solely of shares deemed to be beneficially owned by Norwest Corporation through its subsidiaries)

           (b)  Percent of class:  16.2%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  736,743

               (ii)   Shared power to vote or direct the vote:  0

               (iii)  Sole power to dispose or to direct the
                      disposition of:  736,743

               (iv)   Shared power to dispose or direct the disposition
                      of:  0

           Each of Norwest Corporation, NLI, and NII disclaim beneficial ownership of, and the filing of this statement shall not be construed as an admission that they are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act. NGF, on the one hand, and NVP and NVC, the general partner of NVP, on the other hand, each disclaim beneficial ownership of the other's respective shares disclosed in this statement, and the filing of this statement shall not be construed as an admission by any of them that they are beneficical owners of the shares respectively held by each of them for purposes of Sections 13, 14, or 16 of the Act.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 7, 1995

NORWEST CORPORATION

By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below. Norwest Limited, Inc. is a wholly owned subsidiary of Norwest Corporation and owns 100% of Norwest Growth Fund, Inc. Norwest Corporation is the parent holding company of Norwest Investors, Inc., a Minnesota corporation which is one of the general partners of Norwest V.C. Partners, a Minnesota general partnership which is the general partner of Northwest Venture Partners, a Minnesota Limited Partnership.



Northwest Venture Partners, a Minnesota Limited Partnership is a small business investment company filing pursuant to Rule
13d-1(c).

Norwest Growth Fund, Inc. is a small business investment company filing pursuant to Rule 13d-1(c).

Norwest Investors, Inc. is a parent holding company - Item 3(g).

Norwest Limited, Inc. is a parent holding company - Item 3(g).

Norwest V.C. Partners is a Minnesota general partnership filing pursuant to Rule 13d-1(c).